UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Zuora, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98983V106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98983V106	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cougar Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

(1)

This Schedule 13G is filed by Cougar Investment Holdings LLC (“Cougar”), Vulcan Capital Growth Equity Management LLC (“VCGE Management”) and Vulcan Capital Growth Equity LLC (“VCGE” and, together with Cougar and VCGE Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

This Schedule 13G/A is filed to report that at December 31, 2018, the Reporting Persons did not hold any securities in Zuora, Inc.

CUSIP No. 98983V106	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Growth Equity Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON OO

This Schedule 13G/A is filed to report that at December 31, 2018, the Reporting Persons did not hold any securities in Zuora, Inc.

CUSIP No. 98983V106	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Growth Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON OO

This Schedule 13G/A is filed to report that at December 31, 2018, the Reporting Persons did not hold any securities in Zuora, Inc.

CUSIP No. 98983V106	13G/A	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Zuora, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3050 South Delaware Street, Suite 301, San Mateo, CA 94403

Item 2(a)	Name of Person Filing:

(i)	Cougar Investment Holdings LLC (“Cougar”);

(ii)	Vulcan Capital Growth Equity Management LLC (“VCGE Management”);

(iii)	Vulcan Capital Growth Equity LLC (“VCGE”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	Delaware

(ii)	Delaware

(iii)	Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

98983V106

CUSIP No. 98983V106	13G/A	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Cougar	0	0	0	0	0	0%
VCGE Management	0	0	0	0	0	0%
VCGE	0	0	0	0	0	0%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: X

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 98983V106	13G/A	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 98983V106	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	COUGAR INVESTMENT HOLDINGS LLC

	By:	/s/ Susan Drake
	Name:	Susan Drake
	Title:	Vice President

Dated: February 13, 2019	VULCAN CAPITAL GROWTH EQUITY MANAGEMENT LLC

By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ Susan Drake
	Name:	Susan Drake
	Title:	Vice President

Dated: February 13, 2019	VULCAN CAPITAL GROWTH EQUITY LLC

By Vulcan Capital Growth Equity Management LLC, its Manager

By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ Susan Drake
	Name:	Susan Drake
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 13, 2019 among the Reporting Persons